December 4, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Customer Relations Centers, Inc.

Registration Statement on Form F-1

File No. 333-199306

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as placement agent of the proposed offering, hereby joins the request of China Customer Relations Centers, Inc. that the effective date of the above-referenced Registration Statement on Form F-1 be declared effective at 4:30 p.m. (Washington, D.C. time) on Tuesday, December 8, 2015, or as soon as practicable thereafter.

In connection with the proposed offering of the Company’s securities, copies of the preliminary prospectuses dated November 18, 2015 were distributed to the following persons in the following approximate amounts:

To Whom Distributed	Number of Copies

Selected Dealers	6
Individuals	105
Total	111

We have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

Viewtrade Securities, Inc.

By:	/s/ Douglas Aguililla
Name:	Douglas Aguililla
Title:	Director, Investment Banking